UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Oscar Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

687793109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 687793109	13G	2

1	NAMES OF REPORTING PERSONS Khosla Ventures IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,128,808 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,128,808 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,128,808 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This statement on Schedule 13G is filed by Khosla Ventures IV, LP (“KV IV”), Khosla Ventures IV (CF), LP (“KV IV (CF)”), Khosla Ventures VI, LP (“KV VI”), Khosla Ventures Opportunity I, LP (“KV Opp I”), Khosla Ventures Associates IV, LLC (“KVA IV”), Khosla Ventures Associates VI, LLC (“KVA VI”), Khosla Ventures Opportunity Associates I, LLC (“KVOA I”), VK Services, LLC (“VK Services”) and Vinod Khosla (“Khosla,” together with KV IV, KV IV (CF), KV VI, KV Opp I, KVA IV, KVA VI, KVOA I and VK Services collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

All of the shares are owned by KV IV. The general partner of KV IV is KVA IV. VK Services is the sole manager of KVA IV. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVA IV possesses power to direct the voting and disposition of the shares owned by KV IV, and each of KVA IV, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

(3)

The percentages set forth on the cover sheets are calculated based on 174,400,003 shares of Class A Common Stock as of October 29, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No: 687793109	13G	3

1	NAMES OF REPORTING PERSONS Khosla Ventures IV (CF), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 583,618 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 583,618 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,618 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares are owned by KV IV (CF). The general partner of KV IV (CF) is KVA IV. VK Services is the sole manager of KVA IV. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVA IV possesses power to direct the voting and disposition of the shares owned by KV IV (CF), and each of KVA IV, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

(3)

The percentages set forth on the cover sheets are calculated based on 174,400,003 shares of Class A Common Stock as of October 29, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No: 687793109	13G	4

1	NAMES OF REPORTING PERSONS Khosla Ventures VI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,476,809 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,476,809 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,476,809 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares are owned by KV VI. The general partner of KV VI is KVA VI. VK Services is the sole manager of KVA VI. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVA VI possesses power to direct the voting and disposition of the shares owned by KV VI, and each of KVA VI, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

(3)

The percentages set forth on the cover sheets are calculated based on 174,400,003 shares of Class A Common Stock as of October 29, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No: 687793109	13G	5

1	NAMES OF REPORTING PERSONS Khosla Ventures Opportunity I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 515,762 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 515,762 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515,762 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares are owned by KV Opp I. The general partner of KV Opp I is KVOA I. VK Services is the sole manager of KVOA I. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVOA I possesses power to direct the voting and disposition of the shares owned by KV Opp I, and each of Khosla, VK Services and KVOA I may be deemed to have indirect beneficial ownership of such shares.

(3)

The percentages set forth on the cover sheets are calculated based on 174,400,003 shares of Class A Common Stock as of October 29, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No: 687793109	13G	6

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,712,426 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,712,426 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,712,426 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares beneficially owned by KVA IV are comprised of Common Stock held by KV IV and KV IV (CF). The general partner of KV IV and KV IV (CF) is KVA IV. VK Services is the sole manager of KVA IV. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVA IV possesses power to direct the voting and disposition of the shares owned by KV IV and KV IV (CF), and each of Khosla, VK Services and KVA IV may be deemed to have indirect beneficial ownership of such shares. KVA IV holds no shares of the Issuer directly.

(3)

The percentages set forth on the cover sheets are calculated based on 174,400,003 shares of Class A Common Stock as of October 29, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No: 687793109	13G	7

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,476,809 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,476,809 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,476,809 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares beneficially owned by KVA VI are comprised of Common Stock held by KV VI. The general partner of KV VI is KVA VI. VK Services is the sole manager of KVA VI. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVA VI possesses power to direct the voting and disposition of the shares owned by KV VI, and each of Khosla, VK Services and KVA VI may be deemed to have indirect beneficial ownership of such shares. KVA VI holds no shares of the Issuer directly.

(3)

The percentages set forth on the cover sheets are calculated based on 174,400,003 shares of Class A Common Stock as of October 29, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No: 687793109	13G	8

1	NAMES OF REPORTING PERSONS Khosla Ventures Opportunity Associates I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 515,762 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 515,762 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515,762 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares beneficially owned by KVOA I are comprised of Common Stock held by KV Opp I. The general partner of KV Opp I is KVOA I. VK Services is the sole manager of KVOA I. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVOA I possesses power to direct the voting and disposition of the shares owned by KV Opp I, and each of Khosla, VK Services and KVOA I may be deemed to have indirect beneficial ownership of such shares. KVOA I holds no shares of the Issuer directly.

(3)

The percentages set forth on the cover sheets are calculated based on 174,400,003 shares of Class A Common Stock as of October 29, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No: 687793109	13G	9

1	NAMES OF REPORTING PERSONS VK Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,704,997 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,704,997 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,704,997 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares beneficially owned by VK Services are comprised of Common Stock held by KV IV, KV IV (CF), KV VI and KV Opp I. The general partner of KV IV and KV IV (CF) is KVA IV, the general partner of KV VI is KVA VI and the general partner of KV Opp I is KVOA I. VK Services is the sole manager of KVA IV, KVA VI, and KVOA I. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVA IV possesses power to direct the voting and disposition of the shares owned by KV IV and KV IV (CF), and each of Khosla, VK Services and KVA IV may be deemed to have indirect beneficial ownership of such shares. Each of Khosla, VK Services and KVA VI possesses power to direct the voting and disposition of the shares owned by KV VI, and each of Khosla, VK Services and KVA VI may be deemed to have indirect beneficial ownership of such shares. Each of Khosla, VK Services and KVOA I possesses power to direct the voting and disposition of the shares owned by KV Opp I, and each of Khosla, VK Services and KVOA I may be deemed to have indirect beneficial ownership of such shares. VK Services holds no shares of the Issuer directly.

(3)

The percentages set forth on the cover sheets are calculated based on 174,400,003 shares of Class A Common Stock as of October 29, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No: 687793109	13G	10

1	NAMES OF REPORTING PERSONS Vinod Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,704,997 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,704,997 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,704,997 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares beneficially owned by Khosla are comprised of Common Stock held by KV IV, KV IV (CF), KV VI and KV Opp I. The general partner of KV IV and KV IV (CF) is KVA IV, the general partner of KV VI is KVA VI and the general partner of KV Opp I is KVOA I. VK Services is the sole manager of KVA IV, KVA VI, and KVOA I. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVA IV possesses power to direct the voting and disposition of the shares owned by KV IV and KV IV (CF), and each of Khosla, VK Services and KVA IV may be deemed to have indirect beneficial ownership of such shares. Each of Khosla, VK Services and KVA VI possesses power to direct the voting and disposition of the shares owned by KV VI, and each of Khosla, VK Services and KVA VI may be deemed to have indirect beneficial ownership of such shares. Each of Khosla, VK Services and KVOA I possesses power to direct the voting and disposition of the shares owned by KV Opp I, and each of Khosla, VK Services and KVOA I may be deemed to have indirect beneficial ownership of such shares. Khosla holds no shares of the Issuer directly.

(3)

The percentages set forth on the cover sheets are calculated based on 174,400,003 shares of Class A Common Stock as of October 29, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No: 687793109	13G	10

Item 1(a).	Name of Issuer:

Oscar Health, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

75 Varick Street

5th Floor

New York, NY 10013

Item 2(a).	Name of Person(s) Filing:

Khosla Ventures IV, LP (“KV IV”)

Khosla Ventures IV (CF), LP (“KV IV (CF)”)

Khosla Ventures VI, LP (“KV VI”)

Khosla Ventures Opportunity I, LP (“KV Opp I”)

Khosla Ventures Associates IV, LLC (“KVA IV”)

Khosla Ventures Associates VI, LLC (“KVA VI”)

Khosla Ventures Opportunity Associates I, LLC (“KVOA I”)

VK Services, LLC (“VK Services”)

Vinod Khosla (“Khosla”)

Item 2(b).	Address of Principal Business Office:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

Item 2(c).	Citizenship:

KV IV Delaware, United States of America

KV IV (CF) Delaware, United States of America

KV VI Delaware, United States of America

KV Opp I Delaware, United States of America

KVA IV Delaware, United States of America

KVA VI Delaware, United States of America

KVOA I Delaware, United States of America

VK Services Delaware, United States of America

Khosla United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.00001 per share.

Item 2(e).	CUSIP Number:

687793109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No: 687793109	13G	12

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the beneficial ownership of Class A Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021:

Reporting Persons	Shares Held Directly	Sole Voting Power		Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership(1)	Percentage of Class (1, 3)
KV IV	9,128,808	0		9,128,808	0	9,128,808	9,128,808	5.2%
KV IV (CF)	583,618	0		583,618	0	583,618	583,618	0.3%
KV VI	1,476,809	0		1,476,809	0	1,476,809	1,476,809	0.8%
KV Opp 1	515,762	0		515,762	0	515,762	515,762	0.3%
KVA IV	0	0		9,712,426	0	9,712,426	9,712,426	5.6%
KVA VI	0	0		1,476,809	0	1,476,809	1,476,809	0.8%
KVOA I	0	0		515,762	0	515,762	515,762	0.3%
VK Services	0		0	11,704,997	0	11,704,997	11,704,997	6.7%
Khosla	0		0	11,704,997	0	11,704,997	11,704,997	6.7%

(1)

Represents the number of shares of Common Stock and the number of shares of Common Stock issuable upon exercise of options, warrants and other convertible securities that are exercisable within 60 days of the date of this statement on Schedule 13G currently beneficially owned by the Reporting Persons.

(2)

All of the shares beneficially owned by VK Services and Khosla are comprised of Common Stock held by KV IV, KV IV (CF), KV VI and KV Opp I. The general partner of KV IV and KV IV (CF) is KVA IV, the general partner of KV VI is KVA VI and the general partner of KV Opp I is KVOA I. VK Services is the sole manager of KVA IV, KVA VI, and KVOA I. Khosla is the managing member of VK Services. Each of Khosla, VK Services and KVA IV possesses power to direct the voting and disposition of the shares owned by KV IV and KV IV (CF), and each of Khosla, VK Services and KVA IV may be deemed to have indirect beneficial ownership of such shares. Each of Khosla, VK Services and KVA VI possesses power to direct the voting and disposition of the shares owned by KV VI, and each of Khosla, VK Services and KVA VI may be deemed to have indirect beneficial ownership of such shares. Each of Khosla, VK Services and KVOA I possesses power to direct the voting and disposition of the shares owned by KV Opp I, and each of Khosla, VK Services and KVOA I may be deemed to have indirect beneficial ownership of such shares. VK Services and Khosla hold no shares of the Issuer directly.

(3)

The percentages set forth on the cover sheets are calculated based on 174,400,003 shares of Class A Common Stock as of October 29, 2021 as set forth in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 12, 2021.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

CUSIP No: 687793109	13G	13

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

CUSIP No: 687793109	13G	14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

KHOSLA VENTURES IV, LP

By:	Khosla Ventures Associates IV, LLC, a
Delaware limited liability company and general partner of Khosla Ventures IV, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES IV (CF), LP

By:	Khosla Ventures Associates IV, LLC, a
Delaware limited liability company and general partner of Khosla Ventures IV (CF), LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES VI, LP

By:	Khosla Ventures Associates VI, LLC a Delaware limited liability company and general Partner of Khosla Ventures VI, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES OPPORTUNITY I, LP

By:	Khosla Ventures Opportunity Associates I, LLC a Delaware limited liability company and general Partner of Khosla Ventures Opportunity I, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

CUSIP No: 687793109	13G	15

KHOSLA VENTURES ASSOCIATES IV, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES VI, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES OPPORTUNITY ASSOCIATES I, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

/s/ Vinod Khosla
Vinod Khosla

Exhibit(s):

99.1: Joint Filing Statement